July 8, 2005

Division of Corporate Finance

US Securities and Exchange Commission

FAX No. 202 551-3662

Attention: Angela Crane

Re:          Ibis Technology Corporation (the “Company”)

Response to SEC Comment Letter 6/28/2005

SEC File No. 000-23150

The Company hereby provides the following responses to your comments and questions regarding the above-referenced comment letter related to our 10K filing for the year ended December 31, 2004 and for our 10Q filing for the quarter ending March 31, 2005.

Form 10K for the year ended December 31, 2004:

Liquidity and Capital Resources, Page 30

Commission Comment 1:

“We note that you engaged in “cost savings measures” which included the layoff of employees and the discontinuance of the wafer manufacturing business. Please expand MD&A in future filings to make quantified disclosure about anticipated and actual cost savings derived from your cost saving measures during the period presented. Your disclosures should fully conform to the guidance set forth in the Question under “Disclosures” to SAB TOPIC 5-P. Refer to the next to last paragraph to the referenced Question.”

Company Response 1:  We have reviewed SAB Topic 5-P and will conform future MD&A disclosure to said guidance.

SEC Comment 2:

“We see that in June of 2003, you entered into an agreement with a financing agent to obtain payment for products on an expedited basis. Please tell us more about this agreement and how it impacted your results from operations and revenue recognition.”

Company Response 2:  The agreement with the financing agent entered into in 2003 was with another division of IBM, the customer for the wafer product for which payment was obtained. Once wafers were accepted at the customer’s receiving location the invoices were forwarded to this financing division who expedited payment to the Company in 15 days or less. The normal terms granted the Company were net 30 days. There was an interest cost for this based on the prime rate in effect at the time of the transaction. The result was the Company received the amount invoiced less this charge.  At the time we received the payment, the Company cleared the accounts receivable for the full amount of the invoice and charged to interest expense the difference. There was no issue regarding revenue recognition as the customer had accepted the product shipped.

Note 5.  Inventories, page 45

Commission Comment 3:

“We note that you transferred equipment from property and equipment to inventory in 2004. Tell us more about your accounting for this transfer and demonstrate that your accounting complies with GAAP. Also, confirm that the inventory is stated at the lower of cost or market in accordance with ARB 43.”

Company Response 3:  :  The equipment in question was originally used in production of our wafer product and was the current version of the equipment normally sold to our customers. As a production tool this equipment was being depreciated during the time it was used in production. Once no longer required for production, the machine was transferred to equipment inventory at its net book value of $1.945 million. The remaining Inventory balance of $5.6 million at year end was purchased parts for the manufacture of similar equipment. We have subsequently sold this tool to our customer SUMCO for $6.0 million and will recognize revenue on the unit upon final customer acceptance anticipated later this year. All inventory is valued at the lower of cost or market in accordance with Generally Accepted Accounting Principles and Ibis’ policy and procedures regarding inventory.

(9) Accrued Liabilities, page 49

Commission Comment 4:	“Please revise future filings to provide the disclosures required by paragraph 14 of FIN 45. Alternatively, tell us why you believe such disclosures are not required.”

Company Response 4:  We will revise future filings to include a tabular reconciliation of changes in warranty liability for the reporting period, with an adjoining discussion of product warranty policy and methodology used in its calculation.

(17) Discontinued Operation, page 53

SEC Comment 5:

“We note that you recorded $11.1 million impairment charge related to wafer manufacturing inventory and fixed assets in 2003. For assets write-downs, you should provide all of the disclosures required by SFAS 144, as applicable. Specifically, tell us and disclose in future filings the following: (i) the original and adjusted cost basis of the assets; (ii) the method utilized for determining their fair value; (iii) the expected nature and timing for the disposal of these assets; and (iv) the expected proceeds from their disposal.”

Company Response 5:  (i) The impairment charge of $11.1 million was composed of $10.9 for property and equipment and $.2 million for inventory related to the Company’s smaller size wafer manufacturing business. The property and equipment had an acquired value of $22.2 million with accumulated depreciation of $10.7 million, which provides a net book value of $11.5 million. An impairment charge of $10.9 reduced this to a carrying value of $.6 million.  (ii) This remaining value was determined based on an estimate of future values calculated from expected cash flows of the smaller size wafer material and equipment. The remaining balances were written off in the 3rd quarter of 2004 when we discontinued the wafer manufacturing operation. (iii) We have physically scrapped the majority of the equipment included in the assets upon which the impairment charge was based on discontinuance of the wafer operation, where this equipment was used. Any such items that were sold prior to, or that we sell after the discontinued operations period expires (July 1, 2004 — June 30, 2005) were or will be recorded as miscellaneous income and expense and classified as Other Income on our Statement of Operations in the period that they were/are sold. Such items that were sold or scrapped during the time we recorded discontinued operations on our Statement of Operations were recorded net of their cost as miscellaneous income or expense and were classified as discontinued operations on our Statement of Operations in the period the event took place. (iv) We are continuing to attempt to sell at nominal values several remaining pieces of equipment that third parties have indicated interest in.

SEC Comment 6:

“Refer to your disposal of your wafer manufacturing business. Explain the nature of any significant costs allocated to discontinued operations. Indicate the basis for the allocation and state whether any of these costs were expected to be recurring. Refer to SFAS 144 in your response.”

Company Response 6:  Costs associated with discontinued operations are as follows:  The loss from discontinued operations was $5.3 million. Of this amount $3.2 million was the loss (sales less costs) incurred in the first seven months of 2004 related to the wafer operations component of the business as specified by SFAS 144. The remaining $2.1 million was shown as loss on disposal of assets associated with that component. Of this amount, $.9 million was from inventory disposal and write-off, $0.9 million was the “net” write-off and disposal of assets after sales and scrap amount recovered, and $0.1 million was for severance expense associated with the wafer manufacturing business. The remaining $0.2 million was a provision for California sales tax expense estimated and accrued based on a CA sales tax audit conducted during the first quarter of 2005.  The estimated sales tax was provided by California based on the sale of wafer product that had previously occurred in that state, and therefore was attributed 100% to discontinued operations. None of these costs are expected to be recurring.

Form 10Q for the Quarter ended March 31, 2005:

Part 1 – Items 4, page 21

Commission Comment 7:

“We note your disclosure that management has concluded that your disclosure controls and procedures are “adequate and effective to ensure that material information relating to the company was made known to them by others within the company, particularly during the period in which this Quarterly Report on Form 10-Q was prepared.” Please address the following in your future filings:

• Revise to eliminate the term “adequate” as it is not defined under Rule 13a-15(e).

•      Revise the language that appears after the word “effective” so that it is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).”

Company Response 7:  Regarding future disclosure by management of disclosure controls and procedures related to Rule 13a-15(e), the Company will revise our language so that it conforms with the two sentence definition of disclosure controls and procedures of that rule.

In connection with our response to your comment letter, the Company acknowledges it is responsible for the adequacy and accuracy of the disclosure in our filing; that staff comments or changes in disclosure related to those comments do not foreclose the SEC from taking action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

IBIS TECHNOLOGY CORPORATION

/s/ William J Schmidt
William J Schmidt
Chief Financial Officer